SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

BRIDGFORD FOODS CORPORATION

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

10876310

(CUSIP Number)

Bridgford Industries Incorporated
1707 South Good-Latimer Expressway
Dallas, Texas  75226
(214) 428-1535

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 1998
(See Explanatory Note in Item 2)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10876310	13D

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BRIDGFORD INDUSTRIES INCORPORATED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

7	SOLE VOTING POWER 7,156,396
NUMBER OF
SHARES BENEFICIALLY OWED BY EACH	8	SHARED VOTING POWER 0
 REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 7,156,396

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,156,396

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	Based on 9,334,530 shares of common stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on March 8, 2010.

Item 1.                      Security and Issuer.

This statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of Bridgford Foods Corporation, a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1308 N. Patt Street, Anaheim, California  92801.

Item 2.                      Identity and Background.

This statement is being filed by Bridgford Industries Incorporated, a Delaware Subchapter S corporation (formerly known as Bridgford Investment Company, the “Reporting Person”).  The principal business of the Reporting Person is a holding company for shares of the Issuer’s Common Stock and the address of the principal business and principal office is 1707 S. Good-Latimer Expressway, Dallas, Texas  75226.

This statement is being filed with an event date of December 8, 1998, which is the date of the most recent acquisition of shares of the Issuer by the Reporting Person, which acquisition was in the form of a stock dividend.  Prior to such date, in each of 1963, 1973, 1987, 1991 and 1993, the Reporting Person acquired shares of the Issuer through contributions of such shares by individuals in exchange for shares of the Reporting Person.  The Reporting Person also acquired additional shares through stock dividends issued by the Issuer since 1963 and in a single purchase transaction in 1963.  All shares held by the Reporting Person and reported herein have been previously disclosed in the Issuer’s filings with the Securities and Exchange Commission.

Neither the Reporting Person nor any executive officer of the Reporting Person has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Person to acquire the Common Stock described in Item 5 was approximately $1,073,698, including commissions.  All funds in respect of such transactions were drawn from the personal funds of the initial shareholders of the Reporting Person, who purchased the shares of Common Stock of the Issuer and subsequently contributed such shares to the Reporting Person in exchange for shares of the Reporting Person, or from the existing working capital of the Reporting Person directly in the case of the single purchase of shares in 1963.

Item 4.                      Purpose of Transaction.

The Reporting Person currently holds its shares of Common Stock for investment purposes.  The Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

(a)           The Reporting Person may be deemed to beneficially own, in the aggregate, 7,156,396 shares of Common Stock, representing approximately 76.6% of the Issuer’s outstanding shares of Common Stock (based upon 9,334,530 shares of Common Stock stated to be outstanding as of January 15, 2010, by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on March 8, 2010).

(b)           The Reporting Person has sole voting and sole dispositive power with regard to 7,156,396 shares of Common Stock.

(c)           The Reporting Person did not have any transactions with respect to shares of the Issuer’s Common Stock during the past sixty (60) days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The Reporting Person is a beneficial owner of more than 5% of the Issuer’s outstanding shares of Common Stock.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any shares of Common Stock or other securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2010

Bridgford Industries Incorporated

/s/ Debra Dealcuaz
Debra Dealcuaz, Treasurer